Filed by Ortho Clinical Diagnostics Holdings plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quidel Corporation

Commission File No.: 000-10961

Date: December 23, 2021

Quidel | Ortho

Frequently Asked Questions

We remain committed to providing you with timely acquisition updates as information becomes available. This frequently asked questions (FAQ) document is for internal use only regarding the announcement between Quidel Corporation and Ortho Clinical Diagnostics.

Additional communications and Q&A will be shared with teammates as this transaction progresses and more details become available. As we move forward and prepare for a potential transaction close, we anticipate that there may continue to be speculative coverage regarding our business among the press, financial analysts and even among other teammates across the businesses.

If you have questions, please submit your inquiries to Q&A@orthoclinicaldiagnostics.com. While you won’t receive a direct response from this mailbox, answers will be provided in a variety of formats and forums, such as team meetings, townhalls, vblogs, Q&A emails as well as Ortho’s weekly newsletter and Inside Ortho updates.

Note: For some questions, the information below reflects general expectations for teammates in the United States. Outside of the United States, teammate transition matters are subject to local requirements and consultation obligations, where applicable. All matters discussed herein are subject to the closing of the transaction, which remains subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals, consultations with works councils/unions, etc. across various jurisdictions. The answers below are subject to successful closing of the transaction.

What was announced?

On December 23, Quidel Corporation (NASDAQ: QDEL) announced that they have entered into a definitive agreement in which Quidel will acquire Ortho Clinical Diagnostics. The combination will bolster our collective ability to enhance the health and well-being of patients around the globe by delivering one of the broadest and deepest portfolios of innovative diagnostic solutions and services, including clinical chemistry, immunoassay, molecular diagnostics, point-of-care, immunohematology, and donor screening, as well as the expanding post-COVID over-the-counter (OTC) offerings.

Who is Quidel Corporation?

Quidel Corporation (Nasdaq: QDEL) is a San Diego-based leading manufacturer of diagnostic healthcare solutions serving to enhance the health and well-being of people around the globe. Through the development of diagnostic solutions that accurately and quickly diagnose infectious diseases, as well as cardiovascular and metabolic conditions, Quidel’s products allow healthcare workers (and with certain tests, the patients themselves), to quickly test and treat at the point-of-care, which leads to improved patient outcomes and provides numerous economic benefits to the healthcare system. Quidel aims to democratize diagnostic testing beyond the point-of-care, and into the homes of consumers, allowing them to test quickly and accurately.

Quidel began operations in 1979 and launched its first products in 1983, as well as the world’s first rapid diagnostic test for Influenza A/B in 1999. Since that time, Quidel has experienced double-digit revenue growth and expanded its market reach through internal product development and key acquisitions, with a focus on investment in research and development to accelerate the rate of new product introductions.

Quidel’s core competencies and capabilities include instrumented immunoassay development, US-based automated manufacturing, monoclonal antibody characterization and development, and molecular assay development. Quidel’s current products fall into these categories: (1) Cardiac Immunoassay, which represents the acquired Alere Triage assets and focuses on cardiac testing in acute settings like the ER; (2) Rapid Immunoassay, where it is a leader in infectious disease testing due to the installed base of approximately 74,000 Sofia instruments (as of March 2021); (3) Specialized Diagnostic Solutions, which include cell culture-based direct fluorescent antibodies (DFA), and ELISA microtiter-based Complement pathway and Bone Health testing for research institutions; and (4) its high-growth molecular diagnostics business, driven by Lyra® assays and the Solana MDx instrumented system. Quidel is in the process of launching a new near-patient multiplex molecular instrument called Savanna, and is developing SofiaQ, an immunoassay reader for at-home testing. We expect both products to create significant growth opportunities for the combined company.

Why would Quidel acquire Ortho? What is the strategic rationale behind this combination?

Ortho has been actively evaluating strategically-driven opportunities in the high-growth segments of molecular diagnostics, immunoassay, and point-of-care – Quidel checks all three of those boxes. Both Quidel and Ortho, and our respective Boards of Directors, agreed and see the potential in combining these organizations. Like Ortho, Quidel has dedicated itself to providing products and services that contribute to raising medical standards around the globe, with a similar mission “to provide patients with immediate and frequent access to highly accurate, affordable testing for the good of our families, our communities and the world.”

This unification will combine highly complementary portfolios with best-in-class technologies and platforms spanning high-throughput systems to near-patient and at-home testing. Like Ortho, Quidel has a passion and commitment to its teams, shareholders, customers, and most importantly to the patients we ultimately serve. By combining our companies’ complementary world-class product and service offerings, and leveraging our global commercial infrastructures, we expect to accelerate growth by leveraging Quidel’s expansive point-of-care diagnostics portfolio of products with our commercial reach and stable base of 93% recurring revenue to expand our customer base into new markets while benefiting from operational synergies.

This is truly transformational, as we bring Ortho’s high throughput instruments, global commercial reach and infrastructure together with Quidel’s robust point-of-care solutions, capturing the full spectrum of testing needs. The largest opportunity in the combination is accelerating Quidel’s compelling portfolio of point-of-care and molecular solutions through our 2,300-member global commercial infrastructure. Together, we believe this combination will uniquely position the company for accelerated growth and long-term value creation across our patients, customers, distribution partners, and shareholders.

We’ve heard throughout 2021 that Ortho is achieving and even exceeding expectations, why was Ortho for sale? Why is now the right time for this transaction?

Both companies continually evaluate strategic opportunities and have had discussions around this potential combination over time. We recognize the benefit of our combined portfolios and global reach and believe the recent pandemic has accelerated the strategic rationale behind an acquisition.

With the synergies between the two organizations, the common cultural elements, and the potential growth for the broader healthcare landscape, we believe the combination will create significant long-term value to teammates, shareholders, customers, patients, and the communities we serve.

What happens from the time of announcement to the expected close date?

Over the next few months, teammates from Ortho, Quidel and third-party consultants will be working hard to begin planning for the transition of the business and getting us ready to hit the ground running when the transaction closes. The closing itself requires shareholder approval from both current public companies and is dependent on the fulfillment of certain conditions such as the receipt of applicable regulatory approvals, appropriate consultations or notifications with global works councils and unions, and other customary closing requirements. During this period, Ortho teammates should continue to perform their jobs with the same degree of care, diligence, and customer focus as always. As noted before, we will update the organization as plans for integration develop over time.

When do we anticipate the potential transaction to close?

We anticipate closing in the first half of 2022. Several things need to happen to allow us to close, as this transaction is subject to regulatory approvals as well as other customary closing conditions.

What is the timing of the integration? Are we going to get outside help with the integration?

As anyone who has lived through an integration knows, bringing two companies together is exciting and takes a lot of careful planning and execution. Integrating two companies of this size will take some time, and we will go through several milestones before we are fully integrated. We expect the integration to continue throughout 2022.

We will be tapping into the expertise of employees from both Quidel and Ortho to help plan and execute the integration, as well as get support from expert third parties to position us for success. As you may have seen in the previous announcements, Joe Busky and Mike Iskra will play an integral role in the future combined organization and join the integration leadership team.

Will there be changes to the executive leadership team?

Following the close of the transaction, Quidel’s President and Chief Executive Officer, Douglas Bryant, will serve as Chairman and Chief Executive Officer. Chris Smith will join the Board of Directors, Joseph Busky will remain Chief Financial Officer, Robert Bujarski, from Quidel, will be the President and Chief Operating Officer, and Michael Iskra will be the Chief Commercial Officer.

We have identified these critical positions with experts from both companies to forge our joint path forward and guide our integration efforts to become a united, world-class organization. These executives will collaborate and aim to combine the respective strengths and talents from both organizations to create even more value for our customers and shareholders.

Will our organizational structure change following the transaction?

Our day-to-day operations will not change in the near term. Any integration of functions, products or regions will need to be evaluated more fully leading up to and following the closing of the transaction. At this time, we must continue “business as usual” and remain steadfast to our mission and values in support of our customers, as well as in executing our strategic and operating plans.

Will there be layoffs or reductions as a result of this transaction?

We are focused foremost on growth and the most important value drivers are accelerating revenue and enhancing the combined product portfolio and pipeline. Having said that, any integration creates certain duplications and opportunities for efficiency as you bring organizations together. While cost is not the primary focus, we expect there will be some organizational changes and potential reductions as we merge.

Before we make any potential organizational decisions, we need to better understand how both companies are organized, how they each operate relative to our strategy and long-term goals, and how to best leverage our collective strengths. The first part of the integration process will be to thoroughly assess each business and its teammates in order to make thoughtful and informed decisions for the future.

When integrating two companies, it is natural for teammates of both organizations to be anxious about the future. We ask for your patience as we go through this process and commit to being as transparent as we can, and as soon as we can, about key decisions once they are made.

It is important to emphasize that Quidel and Ortho must operate independently until the deal is completed. It’s “business as usual” for everyone not directly involved in integration planning. We need all employees to focus on meeting customer needs and driving business growth.

Will the 2021 performance reviews still be conducted?

Our 2021 performance and compensation review processes will proceed as planned and are already underway. Annual performance reviews for 2021 will occur in the first quarter in accordance with our past practice.Our annual review of compensation and any corresponding increases and potential performance-based-pay (PBP), where applicable,will occur per the current plan.

Will our 2021 bonus measures or payouts be impacted?

No, not at this time. We must continue to focus on achievement of our goals. Our PBP / sales commission programs remain the same with any payments for 2021 performance (based on individual, local and company performance), occurring per the current plans in place.

Will our compensation and benefit programs change after integration?

Programs of each organization will be evaluated, as will current market norms, and once this evaluation is complete, some programs may be combined for harmonization across the combined organization, or for enhanced buying power with benefits partners.

How will my job be impacted by this transaction?

At this time, there are no anticipated changes expected to your job responsibilities as a result of the transaction. As with any business, as part of our future growth strategy, leadership will continually monitor the business and may make changes to job responsibilities as required. Implementation of any changes will take place with due notice of local requirements.

When will we find out more? Where do I go for questions?

Additional communications and Q&A will be shared with teammates as this transaction continues and more details become available. If you have questions, please submit your inquiries to Q&A@orthoclinicaldiagnostics.com. While you won’t receive a direct response from this mailbox, answers will be provided in a variety of formats and forums, such as team meetings, townhalls, vblogs, Q&A emails as well as Ortho’s weekly newsletter and Inside Ortho updates.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination transaction among Ortho Clinical Diagnostics Holdings plc (“Ortho Clinical Diagnostics”), Quidel Corporation (“Quidel”) and Coronado Topco, Inc. (“Topco”) will be submitted to the shareholders of Ortho Clinical Diagnostics and Quidel for their consideration. Ortho Clinical Diagnostics and Topco expect to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of Ortho Clinical Diagnostics and Topco and a proxy statement of Ortho Clinical Diagnostics. Ortho Clinical Diagnostics and Topco also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ORTHO CLINICAL DIAGNOSTICS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Ortho Clinical Diagnostics, Quidel and Topco, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Ortho Clinical Diagnostics, when and if available, can be obtained free of charge on Ortho Clinical Diagnostics’ website at https://www.orthoclinicaldiagnostics.com/en-us/home/ or by directing a written request to OrthoCareTechnicalSolutions@orthoclinicaldiagnostics.com.

Ortho Clinical Diagnostics and certain of its respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Ortho Clinical Diagnostics in connection with the proposed transaction. Information about the directors and executive officers of Ortho Clinical Diagnostics is set forth in its annual report on Form 10-K, which was filed with the SEC on March 19, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “intend,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on Ortho Clinical Diagnostics’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Ortho Clinical Diagnostics and Quidel generally, including those set forth in Ortho Clinical Diagnostics’ filings with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its annual report on Form 10-K and quarterly report on Form 10-Q, its current reports on Form 8-K and other SEC filings, including the proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Ortho Clinical Diagnostics assumes no obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.